Exhibit 99.1

July 18, 2025	650 de Maisonneuve W Blvd, 7th floor Montreal QC, H3A 3T2 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: THERATECHNOLOGIES INC

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	August 13, 2025
Record Date for Voting (if applicable) :	August 13, 2025
Beneficial Ownership Determination Date :	August 13, 2025
Meeting Date :	September 12, 2025
Meeting Location (if available) :	Hybrid Meeting
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON SHARES	88338H704	CA88338H7040
COMMON SHARES RESTRICTED	88338H803	US88338H8034

Sincerely,

Computershare

Agent for THERATECHNOLOGIES INC